Exhibit 99.1

SRIVARU Limited Holding Announces Effective Time of Share Consolidation/Reverse Share Split

to Regain NASDAQ Compliance

SRIVARU Holding Limited (Nasdaq: SVMH) (“SRIVARU” or the “Company”), a manufacturer of premium electric motorcycles, today announced that on January 17, 2025, it had received a determination from Nasdaq to delist the Company’s shares for failure to regain compliance with the minimum $1.00 bid price per share requirement of Nasdaq’s Marketplace Rule 5450(a)(1). The Company’s ordinary shares began trading on a reverse share split adjusted basis on Nasdaq as of the open of trading on January 15, 2025, but failed to close with a bid price greater than $1.00. The Company formally appealed the Nasdaq’s determination on January 20, 2025, and is awaiting the Nasdaq’s response. Notwithstanding the appeal, the Company has been notified that trading in the Company’s ordinary shares will be suspended at the open of trading on January 22, 2025.

While the Company acknowledges the current price of our shares has dipped below the $1.00 minimum bid threshold, the Company believes that there are significant extenuating circumstances that warrant reconsideration of our listing status. The ongoing decline in our share price can be attributed to the unusual and is proportionate impact of actions taken by some holders of outstanding warrants. Specifically, these warrant holders have engaged in selling shares to influence the volume-the Company weighted average price (VWAP) during the reset period, which includes two days prior to and three days after the recent reverse stock split. This practice, while within legal boundaries, has distorted our stock’s market value and fails to reflect the true underlying business performance and fundamentals of Srivaru Holding Limited. These actions have contributed significantly to the downward pressure on our stock price, impeding our ability to meet the minimum bid price requirement. The Company is in the mist of engaging with the warrant holders for a full and final settlement of outstanding warrants to resolve the bid price issue.

About SRIVARU

SRIVARU Holding Limited, a Cayman Islands exempted company, is the parent company of SRIVARU Motor Private Ltd., a commercial-stage provider dedicated to designing and manufacturing premium electric motorcycles in India. SRIVARU was founded on the realization that while the rider-motorcycle relationship is deep and complex, it is in desperate need of innovation for the next generation of riders. SRIVARU provides affordable premium E2W vehicles that provide an exceptional riding experience with redundant 3-channel automated braking, a low center of gravity to improve stability, enhanced safety features, and easy charging compatible with home charging outlets. The Company has a broad array of intellectual property, including a patent-pending chassis and drive acceleration system. In addition, SRIVARU offers customers a superior total cost of ownership, compared to traditional internal combustion engine motorcycles and E2W vehicle competitors. SRIVARU additionally oversees a manufacturing subsidiary set to play a crucial role in achieving the company’s vision for sustainable and innovative mobility. Additional information about the company is available at: http://www.srivarumotors.com/. With a focus on innovation, sustainability, and performance, SRIVARU aims to redefine the future of mobility.

Forward Looking Statements

This communication may contain a number of “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements include information concerning SRIVARU’s possible or assumed future results of operations, business strategies, debt levels, competitive position, industry environment, potential growth opportunities and the effects of regulation, respectively. These forward-looking statements are based on SRIVARU’s management’s current expectations, estimates, projections and beliefs, as well as a number of assumptions concerning future events. When used in this communication, the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements.

These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside SRIVARU’s management’s control, that could cause actual results to differ materially from the results discussed in the forward-looking statements. These risks, uncertainties, assumptions and other important factors include, but are not limited to: (a) the inability to obtain financing to complete the Company’s planned expansion; (b) the inability to successfully appeal the Nasdaq’s delisting determinations; (c) the ability of SRIVARU to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (d) costs related to ongoing operations; (e) the possibility that SRIVARU may be adversely affected by other economic, business, and/or competitive factors; (f) SRIVARU’s ability to execute its business plans and strategies, (g) SRIVARU’s estimates of expenses and profitability; and (h) other risks and uncertainties indicated from time to time in SRIVARU’s public filings with the SEC, including those under “Risk Factors” therein. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and SRIVARU assumes no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. SRIVARU gives no assurance that it will achieve its expectations.

Company Details:

SRIVARU Holding Limited

2nd Floor, Regatta Office Park, West Bay Road

P.O. Box 10655

Grand Cayman, KY1-1006

Cayman Islands

Investor & Media Contact:

Investor Relations

SRIVARU Holding Limited

Email: ir@srivarumotors.com

Phone: +1 (888) 227-8066